Exhibit 99.35

news release

401 Bay Street, Suite 2010 P.O. Box 118 Toronto, ON M5H 2Y4	Shares outstanding:108,284,659 TSX: BLE, BLE.WT.A Frankfurt: A6R
April 3, 2007
BLUE PEARL ANNOUNCES $36 MILLION FINANCING
Blue Pearl Mining Ltd. (TSX: BLE), the world’s largest publicly traded, pure molybdenum producer, today announced that it has arranged a private placement of 3,000,000 common shares at a price of $12.00 per common share to Sprott Molybdenum Participation Corporation for total proceeds of $36 million. The private placement is expected to close on April 19, 2007. Subsequent to the closing, Blue Pearl will reduce its debt (First Lien Credit Facility) by $36 million. The private placement is subject to definitive documentation, completion of Sprott Molybdenum Participation Corporation’s proposed initial public offering and receipt of all required regulatory approvals and consents, including the approval of the Toronto Stock Exchange.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. The company in October 2006 purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, 75% of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, and the anticipated closing of the private placement more particularly described herein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”,

“expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or delays in financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form dated March 26, 2007 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director,
Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca